Exhibit 99.1

ARBE ROBOTICS LTD. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

IN U.S. DOLLARS

UNAUDITED

INDEX

Page

Condensed Interim Consolidated Balance Sheets (unaudited)	F-2 - F-3

Condensed Interim Consolidated Statements of Operations (unaudited)	F-4

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity (unaudited)	F-5 - F-6

Condensed Interim Consolidated Statements of Cash Flows (unaudited)	F-7

Notes to the Condensed Interim Consolidated Financial Statements	F-8 - F-18

- - - - - - - - - - - - - - - - - - - - - - -

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$18,788	$28,587
Restricted cash	280	163
Short term bank deposits	20	15,402
Trade receivable	618	1,258
Other assets – funds held in escrow	30,417	-
Prepaid expenses and other receivables	2,114	2,026

Total current assets	52,237	47,436

NON-CURRENT ASSETS:

Operating lease right-of-use assets	1,800	1,740
Property and equipment, net	1,429	1,309

Total non-current assets	3,229	3,049

Total assets	$55,466	$50,485

ARBE ROBOTICS LTD. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands

	September 30, 2024		December 31, 2023
	(Unaudited)		(Audited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	942		1,149
Operating lease liabilities	524		436
Employees and payroll accruals	3,096		2,916
Convertible bonds	30,836		-
Accrued expenses and other payables	871		1,710

Total current liabilities	36,269		6,211
LONG-TERM LIABILITIES:
Operating lease liabilities	1,443		1,306
Warrant Liability	540		875

Total long-term liabilities	1,983		2,181

SHAREHOLDERS’ EQUITY:
Ordinary Shares, NIS 0.000216 par value; 165,000,000 authorized shares as of September 30, 2024 and 130,000,000 as of December 31, 2023; 81,109,895 and 77,925,095 outstanding shares at September 30, 2024 and December 31, 2023, respectively	*	)	*	)
Additional paid-in capital	257,975		245,733
Accumulated deficit	(240,761)		(203,640)
Total shareholders’ equity	17,214		42,093
Total liabilities and shareholders’ equity	$55,466		$50,485

*) Represents less than $1.

ARBE ROBOTICS LTD. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	Nine months ended September 30,
	2024	2023
	(Unaudited)
Revenues	$669	$1,123
Cost of revenues	1,245	971

Gross profit (loss)	(576)	152

Operating expenses:

Research and development, net	26,072	25,636
Sales and marketing	4,243	3,666
General and administrative	5,927	5,637

Total operating expenses	36,242	34,939

Operating loss	(36,818)	(34,788)

Financing expenses (income), net	303	(573)

Net loss	$(37,121)	$(34,215)

Basic net loss per ordinary share	(0.46)	(0.49)

Weighted-average number of shares used in computing basic net loss per ordinary share	79,914,649	69,975,104

Basic and diluted loss per ordinary share	$(0.58)	$(0.56)

Weighted-average number of shares used in computing diluted net loss per ordinary share	64,503,654	61,452,569

ARBE ROBOTICS LTD. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Ordinary Shares			Additional paid-in	Accumulated	Total Shareholders’
	Number	Amount		capital	deficit	equity
Balance at December 31, 2023	77,925,095	*	)	245,733	(203,640)	42,093

Stock-based compensation	-	-		12,038	-	12,038
Exercise of options and vested RSUs	3,184,800	*	)	204	-	204
Net loss	-	-		-	(37,121)	(37,121)

Balance at September 30, 2024 (Unaudited)	81,109,895	*	)	257,975	(240,761)	17,214

*)	Represents less than $1.

The accompanying notes are an integral part of the condensed interim consolidated financial statements

ARBE ROBOTICS LTD. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Ordinary Shares			Additional paid-in	Accumulated	Total Shareholders’
	Number	Amount		capital	deficit	equity
Balance at December 31, 2022	64,160,890	*	)	208,893	(160,140)	48,753

Stock-based compensation	-	-		9,860	-	9,860
Exercise of options and vested RSUs	1,778,464	*	)	703	-	703
Issuance of ordinary shares, net issuance costs	11,794,873	-		22,496	-	22,496
Net loss	-	-		-	(34,215)	(34,215)

Balance at September 30, 2023 (Unaudited)	77,734,227	*	)	241,952	(194,355)	45,597

*)	Represents less than $1.

The accompanying notes are an integral part of the condensed interim consolidated financial statements

ARBE ROBOTICS LTD. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Nine months ended September 30,
	2024	2023
	(Unaudited)
Cash flows from operating activities

Net Loss	$(37,121)	$(34,215)

Adjustments to reconcile loss to net cash used in operating activities:
Depreciation	437	415
Share-based compensation	11,399	9,428
Warrants to service providers	639	432
Revaluation of warrants	(335)	(490)
Revaluation of convertible bonds accretion	140	-

Changes in operating assets and liabilities:
Decrease in trade receivable	640	186
Decrease (increase) in prepaid expenses and other receivables	(88)	562
Issuance costs related to convertible bonds	737	-
Operating lease ROU assets and liabilities, net	165	(4)
Increase (decrease) in trade payables	(231)	(652)
Increase (decrease) in employees and payroll accruals	180	(340)
Decrease in accrued expenses and other payables	(839)	(3,789)
Net cash used in operating activities	(24,277)	(28,467)

Cash flows from investing activities:
Change in bank deposits	15,382	(25,215)
Purchase of property and equipment	(533)	(190)
Net cash provided by (used in) investing activities	14,849	(25,405)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net of issuance costs	-	22,496
Issuance costs related to convertible debentures	(459)	-
Proceeds from exercise of options	205	703
Net cash provided by (used in) financing activities	(254)	23,199

Effect of exchange rate fluctuations on cash and cash equivalent	(197)	721
Decrease in cash, cash equivalents and restricted cash	(9,879)	(29,952)
Cash, cash equivalents and restricted cash at the beginning of period	28,750	54,315
Cash, cash equivalents and restricted cash at the end of period	19,068	23,642
Supplemental non-cash disclosure:
Purchase of property and equipment	24	2
Lease liabilities arising from obtaining right-of-use assets	553	98
Issuance of convertible bonds	30,695	-

ARBE ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Note 1:- General

a.	Arbe Robotics Ltd. (the “Company”) was founded and registered on November 4, 2015 and commenced its activities in January 2016. The Company, a global leader in Perception Radar solutions, is spearheading a radar revolution, enabling truly safe driver-assist systems today while paving the way to full autonomous-driving. The Company’s radar technology is a critical sensor for L2+ and higher autonomy. The Company is empowering automakers, Tier 1 suppliers, autonomous ground vehicles, commercial and industrial vehicles, and a wide array of safety applications with advanced sensing and paradigm changing perception. The Company’s Ordinary Shares and Warrants are listed on the Nasdaq Capital Market under the symbols “ARBE” and “ARBEW,” respectively.

b.	On October 26, 2017, the Company established a Delaware subsidiary, Arbe Robotics US Inc. Arbe Robotics US Inc is engaged mainly in the Company’s sales and will operate as the Company’s distributor in the U.S.

On February 5, 2024, the Company established a Chinese subsidiary, Shanghai Arbe Technologies Co., Ltd (“Arbe China”). Arbe China was formed to assist mainly in providing customer support in the China region.

ARBE ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Note 1:- General (Cont.)

c.	On May 30, 2024, the Company announced that its ordinary shares are now traded on both Nasdaq and the Tel Aviv Stock Exchange and that the Company received preliminary commitments with respect to its proposed convertible bonds offering. See also note 4.

d.	The Company depends on one supplier for the development and productization of its products. If this supplier fails to deliver or delays the delivery of the necessary products, the Company will be required to seek alternative sources of supply. A change in supplier could result in manufacturing delays and increased costs, which could result in a possible loss of sales which would adversely affect the Company’s business, prospects, results of operations and financial position.

e.	As the Company operates internationally and substantially all of its revenue is derived from sales outside of Israel, the business is affected by inflation, supply chain issues and economic conditions in countries in which the Company is seeking to conduct business, security and cybersecurity issues, fiscal and monetary policies, interest rates and regulations affection the automobile industry, the timing by the automobile and other industries on the introduction of unmanned automobiles and other unmanned devices, safety concerns and well as the effect of regional conflicts and steps taken by governments with respect to parties to such conflicts. As an Israeli company, the Company is also subject to the effect on Israel and the Israeli economy of the present war with Hamas as well as any other regional conflicts which may develop and the relationship between Israel and other countries, including the United States, China and the European Union.

Note 2: - Significant Accounting Policies

a.	Unaudited interim consolidated financial statements:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information. Accordingly, these interim condensed financial statements do not include all of the information and notes required by GAAP for complete financial statements. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments necessary for a fair presentation.

ARBE ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Note 2: - Significant Accounting Policies (Cont.)

The balance sheet as of December 31, 2023 has been derived from the audited consolidated financial statements of the Company at that date but does not include all information and footnotes required by U.S. GAAP for complete financial statements.

The accompanying unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2023.

The significant accounting policies disclosed in the Company’s audited 2023 consolidated financial statements and notes thereto have been applied consistently to these unaudited interim consolidated financial statements. Results for the nine months ended September 30, 2024 are not necessarily indicative of results that may be expected for the year ending December 31, 2024.

b.	Use of estimates:

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions including fair value of warrants and share-based compensation. The Company bases these estimates on historical and anticipated results, trends and various other assumptions that it believes are reasonable under the circumstances, including assumptions as to future events. Actual results could differ from those estimates.

ARBE ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Note 2: - Significant Accounting Policies (Cont.)

c.	Recently not yet adopted accounting pronouncements:

1.	In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires public entities to disclose information about their reportable segments’ significant expenses and other segment items on an annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an annual basis. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2023-07.

2.	2023-09, Improvements to Income Tax Disclosures, which requires disclosure of disaggregated income taxes paid, prescribes standard categories for the components of the effective tax rate reconciliation, and modifies other income tax-related disclosures. The ASU will be effective for fiscal years beginning after December 15, 2025, and allows adoption on a prospective basis, with a retrospective option. The Company is in the process of assessing the impacts and method of adoption.

d.	Recently not yet adopted accounting pronouncements:

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires public entities to disclose information about their reportable segments’ significant expenses and other segment items on an annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an annual basis. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2023-07.

ARBE ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:- REVENUE

Disaggregation of Revenues

Revenue disaggregated by geography, based on the billing address of the Company’s customers, consists of the following (in thousands):

	Nine months ended September 30,
	2024		2023
	Revenue	% of Revenue	Revenue	% of Revenue
Revenue by geography:
USA	$202	30.15%	$88	7.81%
Sweden	196	29.25%	246	21.89%
Germany	20	2.99%	81	7.26%
China	201	30.15%	473	42.14%
Taiwan	-	-	31	2.73%
Israel	50	7.46%	-	-
HK	-	-	204	18.17%
Total revenue	$669	100%	$1,123	100%

Contract Liabilities

There are no changes to contract liabilities accounting policy from the audited consolidated financial statements and accompanying notes for the year ended December 31, 2023.

Remaining Performance Obligation

The Company’s remaining performance obligations are comprised of product and engineering services not yet performed. As of September 30, 2024, the aggregate amount of the transaction price allocated to remaining performance obligations was $465, which the Company expects to recognize as revenue over the next months.

Note 4:- CONVERTIBLE BONDS

In June 2024, the Company issued convertible bonds in the principal amount of NIS 110,000 (approximately $30,000). The proceeds from the sale of the bonds, which were approximately NIS 112,400 (approximately $30,500), are held in escrow and will be released to the Company upon meeting certain conditions by March 31, 2025, or earlier if the bonds were converted at the election of the bonds’ holders. The bonds bear interest on the principal amount of the bonds at the rate or 6.5% per annum, mature on May 30, 2028, and are convertible into the Company’s ordinary shares at a conversion price of NIS 9.53 (approximately $2.60) per share. The bonds are listed for trading on the Tel Aviv Stock Exchange (“TASE”) and trading commenced on June 6, 2024. The Company recognized the convertible bonds as a liability and the cash held in escrow under other assets in the balance sheet. As the convertible debt contained embedded features not closely related to the host contract, the Company elected to apply the fair value option to it. The fair value of the Convertible debt is based on its quoted price. The Company recorded financial expense amounting to $140 for the three months ended in September 30, 2024.

ARBE ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Note 5:- COMMITMENTS AND CONTINGENT LIABILITIES

The Company participated in programs sponsored mainly by the Israeli Innovation Authority (“IIA”), an Israeli government agency, for the support of its research and development activities. Through September 30, 2024, the Company had obtained grants aggregating to $3,915 for certain of its research and development projects. The Company is obligated to pay royalties to the IIA, amounting to 4% of the sales of the products and other related revenues generated from such projects. The maximum aggregate royalties paid generally cannot exceed 100% of the grants received, plus annual interest generally equal to 12-months SOFR applicable to dollar deposits, as published on the first business day of each calendar year. The obligation to pay these royalties is contingent on sales of the products and in the absence of such sales, no payment is required.

Note 6:- LEASES

The Company has five non-cancelable operating lease agreements for certain office spaces in Israel. The leases have original lease periods expiring until 2027, some of which may include options to extend the leases for up to three additional years. The Company does not assume renewals in its determination of the lease term unless the renewals are considered as reasonably certain to exercise.

Supplemental cash flow information related to leases was as follows:

	Nine months ended September 30,
	2024	2023
Cash payments and expenses related to operating leases	(416)	(309)
Operating lease right-of-use assets and liabilities, net	(167)	88

Maturities of lease liabilities as of September 30, 2024, were as follows:

Operating leases
2024 (three months ended December 31, 2024)	104
2025	365
2026	366
2027	360
2028	340
2029	330
2030	37
Total lease payments	1,902

ARBE ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Note 6:- LEASES (Cont.)

Supplemental balance sheet information related to operating leases were as follows:

September 30,
2024
Operating lease right-of-use assets	$1,800
Current maturities of operating leases	$524
Long-term operating lease liabilities	$1,443
Weighted average remaining lease term (in years)	5.1
Weighted average discount rate	9.5%

Note 7:- warrant liability

The Company has a derivative warrant liability related to 3,112,080 private placement warrants.

The Company utilizes a Black-Scholes option pricing model to estimate the fair value of the private placement warrants (hereinafter: the “warrants”) and are considered a Level 3 fair value measurement. Black-Scholes option pricing model takes into consideration certain parameters in computation of the fair value of the warrants which the significant parameter is expected volatility. The Company computed a sensitivity analysis of the fair value to changes of the expected volatility. The volatility impact of +/-5% on the warrants’ fair value is approximately $112.

The warrants are measured at each reporting period, with changes in fair value recognized in the statement of operations. For the nine months ended September 30 2024 and 2023, the Company recognized ($335) and ($490), respectively, with respect with those warrants as a finance expenses (income).

Note 8:- Share Capital

a.	In connection with the Merger, the Company adopted its restated articles, pursuant to which the Company’s authorized capital consisted of 130,000,000 Ordinary Shares, with a par value of NIS 0.000216 per share and the Company effected a 1:46.25783 stock split. During September 2024, the Company increased its authorized capital to 165,000,000 ordinary shares.

b.	During June 2023, the Company raised $23,000 with Special Situations Funds, pursuant to which the Company issued a total of 11,794,873 Ordinary Shares with a purchase price of $1.95 per share. Existing investors, including two affiliates of Arbe’s directors also participated in this offering. The aggregate net proceeds received by the Company from the offering were $22,496 net of issuance costs.

ARBE ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Note 9:- SHARE BASED COMPENSATION

a.	General:

During 2016, the Company adopted the 2016 Share Incentive Plan (the “2016 Plan”) which provides the Company with the ability to grant its employees, directors and service providers options to purchase Ordinary Shares of the Company, at a purchase price as determined by the Board of Directors at the date of grant. Pursuant to the 2016 Plan, 3,384,454 ordinary shares were reserved for issuance under the 2016 Plan.

In August 2021, the Board of the Company approved and in September 2021 the shareholders approved, the Arbe Robotics Ltd. 2021 Equity Incentive Plan (the “2021 Plan”) which became effective on October 7, 2021. The 2021 Plan covers (a) 4,079,427 ordinary shares plus (b) and without the need to further amend the Plan on January 1 of each calendar year beginning on January 1, 2022 and ending on and including January 1, 2031, a number of Shares equal to the lesser of: (i) 5% of the total number of ordinary shares outstanding on December 31 of the immediately preceding calendar year, and (ii) an amount determined by the Board, if so determined prior to the January 1 of the calendar year in which the increase will occur.

b.	During the nine months ended September 30, 2024, the Company granted options and RSUs to purchase 4,120,334 ordinary shares, options and RSUs for 298,430 ordinary shares were forfeited, options to purchase 3,184,800 ordinary shares were exercised and vested and RSUs for 78,570 ordinary shares were expired.

c.	Fair value factors:

The following table set forth the parameters used in the computation of the options compensation to employees:

	Nine months ended September 30,
	2024	2023
Expected term, in years	6.11	5.81
Expected volatility	51.75%	48.2%
Risk-free interest rate	4.23%	4.145%
Expected dividend yield	0%	0%

ARBE ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Note 9:- SHARE BASED COMPENSATION (Cont.)

Fair Value:

Prior to the Merger, which resulted in the Company becoming a public entity, in determining the fair value for share options granted, the board of directors considered the fair value of the ordinary shares as of each grant date. The fair value of the ordinary shares underlying the share options was determined by the board of directors at each award grant date based upon a variety of factors, including the results obtained from independent third-party valuations, the Company’s financial position and historical financial performance, the status of technological developments within the Company’s products, the composition and ability of the current management team, an evaluation or benchmark of the Company’s competition, the current business climate in the marketplace, the illiquid nature of the ordinary shares, arm’s length sales of the Company’s capital stock, the effect of the rights and preferences of the Company’s preferred shareholders, and the prospects of a liquidity event, among others. Subsequent to the Company becoming a public entity, the fair value of the Ordinary Shares is the market price of the Ordinary Shares on the date of grant.

Expected volatility:

As the Company was privately owned until October 2021, there is not sufficient historical volatility for the expected term of the stock options. Therefore, the Company uses an average historical share price volatility based on an analysis of reported data for a peer group of comparable publicly traded companies which were selected based upon industry similarities.

Expected term (years):

Expected term represents the period that the Company’s option grants are expected to be outstanding. There is not sufficient historical share exercise data to calculate the expected term of the stock options. Therefore, the Company elected to utilize the simplified method to value option grants. Under this approach, the weighted-average expected life is presumed to be the average of the shortest vesting term and the contractual term of the option.

Risk-free interest rate:

The Company determined the risk-free interest rate by using a weighted-average equivalent to the expected term based on the U.S. Treasury yield curve in effect as of the date of grant.

Expected dividend yield:

The Company does not anticipate paying any dividends in the foreseeable future. Thus, the Company used 0% as its expected dividend yield.

ARBE ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Note 9:- SHARE BASED COMPENSATION (Cont.)

d.	The following table presents share-based compensation expense for employees included in the Company’s consolidated statements of operations:

	Nine months ended September 30,
	2024	2023
Research and development	$7,731	$6,361
Sales and marketing	1,845	1,590
General and administrative	1,601	1,293
Cost of revenues	222	184
Total stock-based compensation expense	$11,399	$9,428

Share based compensation expenses are not deductible for Israeli income tax purposes, and therefore the Company did not recognize any tax benefits related to the share-based compensation for the nine months ended September 30, 2024 and 2023.

During the nine months ended September 30, 2024 and 2023, the Company recognized the total fair value of warrants issued to non-employee service providers of $639 and $432, respectively.

NOTE 10:- NET LOSS PER SHARE ATTRIBUTIBLE TO ORDINARY SHAREHOLDERS

The following table sets forth the computation of basic and diluted net loss per share attributable to ordinary shareholders for the periods presented:

	Nine months ended September 30,
	2024	2023
Basic Numerator:
Net loss	$(37,121)	$(34,215)
Denominator:
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic	79,914,649	69,975,104
Net loss per share attributable to ordinary shareholders, basic	$(0.46)	$(0.49)
Diluted Numerator:
Adjusted Net loss	$(37,456)	$(34,705)
Denominator:
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, diluted	64,503,654	61,452,569
Net loss per share attributable to ordinary shareholders, diluted	$(0.58)	$(0.56)

*	Loss per share attributable to ordinary shareholders, diluted, was adjusted and take into consideration warrants liabilities revaluations as part of our net loss for the nine months of 2024 and 2023.

ARBE ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:- SEGMENT INFORMATION

The Company operates in one operating and reportable segment. Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker, who is the Company’s chief executive officer (“CEO”), in deciding how to allocate resources and assessing performance. The Company’s chief operating decision maker allocates resources and assesses performance based upon discrete financial information at the consolidated level.

Revenue by geography can be found in the revenue recognition disclosures in Note 3 above. The following table presents the Company’s property and equipment, net of depreciation, by geographic country:

	September 30,		December 31,
	2024		2023
Israel	$1,429		$1,309
United States	*	)	*	)
Total property and equipment, net:	$1,429		$1,309

*)	Represents less than $1.

Number of Customers accounted for over 10% of Revenue:

During the nine months ended September 30, 2024, the Company had four customers that accounted for 76.76% of revenues: 24.81% from Customer A, 21.81% from Customer B, 19.4% from Customer C and 10.74% from Customer D. During the nine months ended September 30, 2023, the Company had three customers that accounted for 70.85% of revenues: 16.55% from Customer A, 36.13% from Customer B and 18.7% from Customer E.

NOTE 12:- SUBSEQUENT EVENTS

On November 1, 2024, the Company commenced an underwritten public offering (the “Offering”) of an aggregate of (i) 4,293,957 ordinary shares, par value NIS 0.000216 per share, of the Company, (ii) prefunded warrants to purchase up to an aggregate of 3,956,043 ordinary shares, (iii) Tranche A Warrants to purchase up to an aggregate of 8,250,000 ordinary shares, and (iv) Tranche B Warrants to purchase up to an aggregate of 8,250,000 ordinary shares. Each share or pre-funded warrant, as applicable, was sold together with one Tranche A Warrant to purchase one ordinary share and one Tranche B warrant to purchase one ordinary share.

The net proceeds from the Offering, after deducting underwriting discounts and commissions and offering expenses payable by the Company, were approximately $14.1 million. The potential additional gross proceeds to the Company from the Tranche A Warrants and Tranche B Warrants, if fully exercised on a cash basis, will be approximately $34.4 million.

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